May 13, 2021
Via EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Jeffrey Gabor
Re:    MedAvail Holdings, Inc.
Registration Statement on Form S-1
Filed May 13, 2021
File No. 333-255347
Acceleration Request

Requested Date:	May 14, 2021
Requested Time:	4:05 P.M. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, MedAvail Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-255347) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Eric Hsu of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.
The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Eric Hsu of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (650) 849-3305 or via email at ehsu@wsgr.com.  If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Eric Hsu via facsimile at (650) 849-3305.
Please direct any questions or comments regarding this acceleration request to Eric Hsu at (650) 849-3305.

Sincerely,

MEDAVAIL HOLDINGS, INC.

By:	/s/ Ryan Ferguson
Ryan Ferguson
Chief Financial Officer

cc:	Eric Hsu, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation